T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

December 13, 2007
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL GOLD INCREASES RESOURCE ESTIMATE BY 110% TO 2.3 MILLION OUNCES GOLD

Coral Gold Resources Ltd. (“Coral”) has received the updated resource estimate prepared by Beacon Hill Consultants (1988) Ltd for the Robertson property located in Crescent Valley Nevada.

The estimate incorporates results from drilling programmes done by Coral since the last published resource estimate (April 25, 2006 – see Coral website - www.coralgold.com).

The updated resource estimate report, under preparation by Beacon Hill, will be available within 45 days of the date of this news release and will be posted on SEDAR

The inferred resource, for all zones contained within the Robertson Project, is estimated to be 91.3 million tons grading 0.025 ozAu/ton for contained gold of 2.3 million ounces (82.8 million tonnes grading 0.87gAu/tonne) The following table summarizes the resource estimate at a 0.015 ozAu/ton (0.467 gAu/tonne) cut-off grade:

Estimated Inferred Resources by Zone

Zone	Quantity	Grade	Quantity	Grade	Contained
	Tons	ozAu/ton	Tonnes	gAu/ton	ounces gold
Distal	10,355,041	0.0335	9,376,398	1.148	346,893
39A	25,010,247	0.0287	22,690,382	0.984	717,794
Triplet Gulch	5,904,713	0.0269	5,357,012	0.922	158,837
Outside	2,187,500	0.0208	1,984,595	0.713	45,500
Gold Pan Oxide	7,049,181	0.0262	6,395,323	0.898	184,689
Altenburg Hill Oxide	4,558,402	0.0208	4,135,580	0.713	94,815
Porphyry Oxide	19,121,927	0.0213	17,348,243	0.730	407,297
Gold Pan Sulphide	12,053,279	0.0208	10,935,258	0.713	250,708
Altenburg Hill Sulphide	584,016	0.0176	529,845	0.603	10,279
Porphyry Sulphide	4,480,533	0.0223	4,064,934	0.765	99,916

TOTAL	91,284.800	0.025	82,817,600	0.870	2,316,728

•	Gold ounces were calculated on the basis of US$600/oz Au and 70% Au recovery

•	The 0.015 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

•	The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves.

•	The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.

•
The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.

•	An interpreted mineralized envelope was modeled into a solid in MineSight 3DTM, with six area mineralized zones and then separated into oxide and sulphide zones.

•	Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.

•	Grade interpolation - 20 foot (6 m) composites.

•	Composites greater than 0.075 ozAu/ton (2.33 gAu/tonne) limited in influence to 100 feet (30.5 m).

•
Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

Mr. Garth D. Kirkham, P.Geo., and Mr. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd. and Mr. Robert McCusker, Consultant Geologist and Project Manager are Qualified Persons in accordance with NI 43-101. Messrs Kirkham, Stokes and McCusker are independent of Coral as defined by NI 43-101.

Preparation plans for a major drilling program will be announced after the updated resources estimate report is available.

The Company was incorporated in 1981 and is exploring claims on Nevada’s Battle Mountain-Cortez gold trend alongside the Cortez/Pipeline gold mine. Aggressive exploration, aimed at expanding this resource, continues.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President